SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depositary Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jérôme Arnaud

Chief Financial Officer

ILOG S.A.

1195 West Fremont Avenue

Sunnyvale, California 94087

(408) 991-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Scott R. Saks, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 E. 55th Street, First Floor

New York, New York 10022

(212) 318-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depositary Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

Item 1.                                   Subject Company Information.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the “Schedule 14D-9”), originally filed on October 14, 2008 by ILOG S.A., a société anonyme, a form of corporation organized under the laws of the Republic of France (“ILOG”).  The Schedule 14D-9 relates to the offer by CITLOI S.A.S. a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), and an indirect wholly-owned subsidiary of International Business Machines Corporation, a New York corporation, to acquire for cash all outstanding ordinary shares of ILOG, nominal value €1.00 (“Shares”), including Shares held in treasury by ILOG or its subsidiaries and Shares represented by American Depositary Shares (“ADSs”), including any dividend payable for the fiscal year ended June 30, 2008, as well as all outstanding warrants issued by ILOG (“Warrants”), through concurrent offers in the United States (the “U.S. Offer”) and in France.  In the U.S. Offer, Purchaser is seeking to acquire all outstanding Shares and Warrants held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), as well as all outstanding ADSs held by holders wherever located, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated October 14, 2008, the ADS letter of transmittal, and the forms of acceptance for Shares and Warrants, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) to the Schedule 14D-9, respectively.  This Amendment No. 5 to the Schedule 14D-9 is being filed on behalf of ILOG. Capitalized terms used and not defined in this Amendment No. 5 have the same meanings as in the Schedule 14D-9. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.                                   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following subsections:

Definitive Results of Offer

On December 18, 2008, IBM issued a press release announcing the definitive results of the Offers following the expiration of the subsequent offering period. Purchaser has accepted all the Shares and ADSs tendered into the Offers. When combined with the final results of the initial offering period, these results indicate that Purchaser will hold 20,578,810 Shares (including Shares represented by ADSs), representing 96.83% of the voting rights and the share capital of ILOG, on an issued and outstanding basis as of December 15, 2008.

The Squeeze-Out and Delisting

IBM also announced that as the securities not tendered into the Offers represent less than 5% of the voting rights and the share capital of ILOG, IBM requested the implementation of a squeeze-out of the Shares held by minority shareholders. The French Autorité des marchés financiers is expected to announce the date of the implementation of the squeeze-out on December 19, 2008. The trading of Shares will be suspended as of December 19, 2008, and Shares will be delisted from Euronext upon implementation of the squeeze-out. In addition, as of December 19, 2008, ADSs will be placed on a trading halt. The quotation of ADSs on the NASDAQ Global Select Market will be terminated upon the implementation of the squeeze-out or shortly thereafter. ILOG will terminate the registration of its ordinary shares and ADSs under the U.S. Securities Exchange Act of 1934, as amended, when it becomes eligible to do so.

A copy of the press release is attached as Exhibit (a)(32) and is incorporated herein by reference.

Exhibit	Description

(a)(32)	Press release issued by IBM on December 18, 2008.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILOG S.A.

	By:	/s/ Jérôme Arnaud
Name: Jérôme Arnaud
Title: Chief Financial Officer

Date: December 18, 2008

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INDEX TO EXHIBITS

The following exhibit is filed herewith:

Exhibit	Description

(a)(32)	Press release issued by IBM on December 18, 2008.

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